As filed with the Securities and Exchange Commission on August 26, 2015

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3 to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

MOTOROLA SOLUTIONS, INC.

(Name of Subject Company (issuer))

Motorola Solutions, Inc.

(Names of Filing Persons (offeror and issuer))

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

620076307

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Gino A. Bonanotte

Executive Vice President and Chief Financial Officer

Motorola Solutions, Inc.

1303 E. Algonquin Road

Schaumburg, Illinois 60196

(847) 576-5000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

David C Karp, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Tel: (212) 403-1000

CALCULATION OF FILING FEE

Transaction valuation	Amount of filing fee
$2,000,000,000*	$232,400**

*	Estimated for purposes of calculating the Filing Fee only. This amount is based on the offer to purchase for not more than $2,000,000,000 in aggregate of up to 32,786,885 shares of Common Stock, par value $0.01 per share, at the minimum tender offer price of $61.00 per share.
**	The Filing Fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $116.20 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $232,400	Filing Party: Motorola Solutions, Inc.
Form of Registration No.: Schedule TO	Date Filed: August 7, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) by Motorola Solutions, Inc., a Delaware Corporation (“MSI” or the “Company”), on August 7, 2015 (together with any subsequent amendments and supplements thereto, the “Schedule TO”) relating to the offer by the Company to purchase for cash up to $2.0 billion of its common stock, $0.01 par value per share (the “shares”), at a price per share of not less than $61.00 and not more than $66.50 in cash, without interest and subject to any applicable withholding taxes. The Company’s Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 7, 2015, a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO (the “Offer to Purchase”), and in the related Letter of Transmittal, a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO (the “Letter of Transmittal”), which together constitute the tender offer (the “Tender Offer”).

The purpose of this Amendment is to amend and supplement the Schedule TO and the Offer to Purchase. Only those items amended are reported in this Amendment. Except as specifically provided herein, the information contained in this Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged. This Amendment should be read in conjunction with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

Items 1 and 4	Summary Term Sheet; Terms of the Transaction

The information set forth in the Offer to Purchase under “Summary Term Sheet—Are there any conditions to the tender offer?” is amended by replacing “August 5” with August 4” in the fifth bullet to correct the day that was the last trading day prior to the announcement by the Company of its intention to make the tender offer, so that the fifth bullet reads in its entirety:

•	“No decline shall have occurred in the market price for our shares or in the Dow Jones Industrial Average, New York Stock Exchange Index, NASDAQ Composite Index or the Standard and Poor’s 500 Composite Index by more than 10% from the close of business on August 4, 2015, the trading day prior to the announcement by the Company of its intention to make the tender offer;”

The information set forth in the Offer to Purchase under “Section—Conditions to the Tender Offer” is amended by replacing “August 5” with “August 4” in sub-paragraph (4) to correct the day that was the last trading day prior to the announcement by the Company of its intention to make the tender offer, so that sub-paragraph (4) reads in its entirety:

(4)	“there shall have been a decrease of more than 10% in the market price for the shares or in the Dow Jones Industrial Average, the New York Stock Exchange Index, the NASDAQ Composite Index or the Standard and Poor’s 500 Composite Index measured from the close of trading on August 4, 2015, the last trading day prior to the announcement by the Company of its intention to make the tender offer;”

Items 1 and 6	Summary Term Sheet; Purposes of the Transaction and Plans or Proposals

The information set forth in the Offer to Purchase under “Summary Term Sheet—How will the Company pay for the shares?” is amended and restated to account for the closing of the Silver Lake Transactions, so that it reads in its entirety as follows:

“The tender offer is not subject to a financing condition. The Company will fund the tender offer with a combination of existing cash on the Company’s balance sheet and a portion of the proceeds from the $1 billion investment by Silver Lake (as defined below), which is described below.

On August 4, 2015, the Company entered into an investment agreement (the “Investment Agreement”) with Silver Lake Partners IV, L.P. and Silver Lake Partners IV Cayman (AIV II), L.P. (collectively, “Silver Lake”), relating to the issuance to one of the Silver Lake entities of $1 billion principal amount of convertible 2.0% unsecured notes, due 2020 (the “Notes”). The transactions contemplated by the Investment Agreement (including the issuance of the Notes, the “Silver Lake Transactions”) closed on August 25, 2015 (the “Closing”).

The Notes are governed by an indenture (the “Indenture”) between the Company and The Bank of New York Mellon Trust Company, N.A. (the “Trustee”), and bear interest at a rate of 2.0% per annum, payable semiannually in cash. The notes will mature in September 2020, subject to earlier conversion.

The Notes will be convertible into cash and, at the Company’s option, shares of the Company’s common stock, based on a conversion rate of 14.5985 per $1,000 principal amount of the Notes (which is equal to an initial conversion price of $68.50 per share), in each case subject to customary anti-dilution and other adjustments, including a make-whole adjustment in connection with certain extraordinary transactions.

With certain exceptions, upon a change of control of the Company or the failure of the common stock to be listed on certain stock exchanges (a “Fundamental Change”), the holders of the Notes may require that the Company repurchase all or part of the principal amount of the Notes at purchase price of par plus accrued and unpaid interest.

The Indenture includes customary “events of default,” which may result in the acceleration of the maturity of the Notes under the Indenture. The Indenture also includes customary covenants for convertible notes of this type.

See “Have there been any recent developments of which I should be aware?” in this Summary Term Sheet for more information concerning the Silver Lake Transactions.

Assuming the tender offer is fully subscribed, we expect the aggregate cost of the purchases, including all fees and expenses related to the tender offer, to be approximately $2.0 billion.”

The information set forth in the Offer to Purchase under “Summary Term Sheet—Have there been any recent developments of which I should be aware?” is amended to account for the closing of the Silver Lake Transactions by amending and restating the first two paragraphs thereof to read in their entirety as follows:

“On August 4, 2015, the Company entered into the Investment Agreement with Silver Lake, relating to the issuance to one of the Silver Lake entities of $1 billion principal amount of the Notes. The Silver Lake Transactions closed on August 25, 2015. The Notes will be convertible into cash and, at the Company’s option, shares of the Company’s common stock, based on a conversion rate of 14.5985 per $1,000 principal amount of the Notes (which is equal to an initial conversion price of $68.50 per share), in each case subject to customary anti-dilution and other adjustments, including a make-whole adjustment in connection with certain extraordinary transactions.

Board Representation

In connection with the Closing, the Company expanded the size of the Company’s Board of Directors and appointed two Silver Lake managing partners, Egon Durban and Greg Mondre, to the Board of Directors.”

Items 4 and 6	Terms of the Transaction; Purposes of the Transaction and Plans or Proposals

The information set forth in the Offer to Purchase under “Section 2—Purpose of the Tender Offer; Certain Effects of the Tender Offer” is amended to account for the closing of the Silver Lake Transactions by amending and restating the ninth paragraph thereof to read in its entirety as follows:

“On August 4, 2015, the Company entered into the Investment Agreement with Silver Lake, relating to the issuance to one of the Silver Lake entities of $1 billion principal amount of Notes. The transactions contemplated by the Investment Agreement (including the issuance of the Notes) closed on August 25, 2015. The Notes will be convertible into cash and, at the Company option, shares of the Company’s common stock, based on a conversion rate of 14.5985 per $1,000 principal amount of the Notes (which is equal to an initial conversion price of $68.50 per share), in each case subject to customary anti-dilution and other adjustments, including a make whole adjustment in connection with certain extraordinary transactions. The Investment Agreement restricts Silver Lake’s ability to transfer or convert the Notes into common stock, subject to certain exceptions. In connection with the Closing, the Company expanded the size of its Board of Directors and appointed two Silver Lake managing partners, Egon Durban and Greg Mondre, to the Board of Directors. See “Have there been any recent developments of which I should be aware?” in the Summary Term Sheet above for more information about the Silver Lake Transactions.”

Item 7	Source and Amount of Funds or Other Consideration

The information set forth in the Offer to Purchase under “Section 9—Source and Amount of Funds” is amended and restated to read in its entirety as follows:

“The tender offer is not subject to a financing condition. Assuming the tender offer is fully subscribed, we expect that the aggregate cost of the purchases, including all fees and expenses related to the tender offer, will be approximately $2.0 billion. The Company will fund the tender offer with a combination of existing cash on the Company’s balance sheet and a portion of the proceeds from the $1 billion investment by Silver Lake.

On August 4, 2015, the Company entered into the Investment Agreement with Silver Lake, relating to the issuance to one of the Silver Lake entities of $1 billion principal amount of Notes. The Notes were issued on August 25, 2015.

The Notes are governed by the Indenture, and bear interest at a rate of 2.0% per annum, payable semiannually in cash. The Notes will mature in September 2020, subject to earlier conversion.

The Notes will be convertible into cash and, at the Company’s option, shares of the Company’s common stock, based on a conversion rate of 14.5985 per $1,000 principal amount of the Notes (which is equal to an initial conversion price of $68.50 per share), in each case subject to customary anti-dilution and other adjustments, including a make-whole adjustment in connection with certain extraordinary transactions.

With certain exceptions, upon a Fundamental Change, the holders of the Notes may require that the Company repurchase all or part of the principal amount of the Notes at purchase price of par plus accrued and unpaid interest.

The Indenture includes customary “events of default,” which may result in the acceleration of the maturity of the Notes under the Indenture. The Indenture also includes customary covenants for convertible notes of this type. See “Have there been any recent developments of which I should be aware?” in this Summary Term Sheet for more information concerning the Silver Lake Transactions.

The Company will incur increased indebtedness in connection with the tender offer and the Silver Lake Transactions and, as a result, will be more leveraged. Increased leverage could have certain material adverse effects on the Company, including, but not limited to, causing rating agencies to downgrade, place on negative watch or change their outlook on our debt credit rating generally. Any such downgrade, placement on negative watch or change in outlook could also adversely affect our cost of borrowing, limit our access to the capital markets or result in more restrictive covenants in future debt agreements.”

Item 9	Persons/Assets Retains, Employed Compensated or Used

The information set forth in the Offer to Purchase under “Section 15—Fees and Expenses; Information Agent; Dealer managers; Depositary” is amended by amending and restating the third paragraph thereof to read in its entirety as follows:

“The Dealer Managers and their affiliates have provided, and may in the future provide, various investment banking and other services to us for which they have received, or we expect they will receive, customary compensation from us. Goldman, Sachs & Co. and J.P. Morgan Securities LLC are providing certain financial advisory services to the Company in connection with the Silver Lake Transactions and certain affiliates of J.P. Morgan Securities LLC provided financing in connection with the Silver Lake Transactions.”

Items 3 and 8	Identity and Background of Filing Person; Interest in Securities of the Subject Company

The information set forth in the Offer to Purchase under “Section 11—Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is supplemented to account for the appointment of Egon Durban and Greg Mondre to the Board of Directors, by adding the following sub-section after the sub-section entitled “Recent Securities Transactions”:

“Silver Lake Transactions

On August 25, 2015, in connection with the Closing, the Company expanded the size of its Board of Directors and appointed two Silver Lake managing partners, Egon Durban and Greg Mondre, to the Board of Directors. Messrs. Durban and Mondre will receive the standard compensation received by non-employee directors. This compensation arrangement was described in the Company’s definitive proxy statement on Schedule 14A filed on March 31, 2015 with the SEC. As disclosed in the definitive proxy statement, a non-employee director will be granted deferred stock units, pro-rated based on the number of full months that a director will serve until the next election with a value of $11,666.67 per month, divided by the closing price of Company Stock on the date the election of directors occurs. Messrs. Durban and Mondre will receive deferred stock unit awards based on 8 months of anticipated tenure until the next election of directors occurs.”

The information set forth in the Offer to Purchase under “Section 11—Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares—Company Policies Regarding Stock—2015 Omnibus Incentive Plan” is amended and restated to read in its entirety as follows:

2015 Omnibus Incentive Plan. Under the 2015 Omnibus Incentive Plan, the Compensation and Leadership Committee of the Board of Directors (or such other committee delegated by the Board of Directors) has the authority to grant, from time to time, awards of options, stock appreciation rights, restricted stock, RSUs, DSUs, performance shares, performance cash awards, annual management incentive awards and other stock- or cash-based award to employees of the Company and its subsidiaries and non-employee directors of the Company.

The Company approved a one-time grant under the Omnibus Incentive Plan of performance-contingent stock options (the “PCSOs”), which may be earned and vest, if at all, based on the Company’s stock price appreciation, to certain officers, including certain named executive officers, on August 24, 2015 and to Gregory Q. Brown, the Company’s Chief Executive Officer, on August 25, 2015. The total number of PCSOs granted is designed to represent approximately 1% of the fully-diluted equity of the Company assuming the Company’s previously announced tender offer is completed and fully subscribed. The named executive officers received grants of PCSOs with respect to the following number of shares of Common Stock: Mr. Brown – 787, 498; Mr. Bonanotte – 160,417; Mr. Hacker – 160,417; and Mr. Schassler – 160,417. The PCSOs have a seven-year term and a per share exercise price of $68.50. The PCSOs would vest upon satisfaction of the following Company stock price hurdles which must be maintained for 10-consecutive trading days during the three-year period following the grant date: 20% of the total award would vest at an $85 stock price; an additional 30% of the total award would vest at a $102.50 stock price; and the final 50% of the total award would vest at a $120 stock price. If any stock price hurdles are not met during the three-year period, the corresponding portion of the PCSOs would not vest and would be forfeited. PCSOs are generally not exercisable prior to the end of the three-year performance period. For additional information, see the Company’s Current Report on Form 8-K filed on August 26, 2015.

Item 11	Additional Information

The information set forth in the Offer to Purchase under “Section 10—Certain Information Concerning Us” is supplemented by adding the Company’s Current Report on Form 8-K filed on August 26, 2015 to the list of Current Reports on Form 8-K that incorporated by reference in the Offer to Purchase.

Item 12	Exhibits

Item 12 of the Schedule TO is amended by amending and restating the Exhibit (b), “Form of Indenture related to 2% Convertible Senior Notes due 2020 (incorporated by reference to Exhibit 10.2 to Motorola Solutions’ Current Report on Form 8-K filed on August 5, 2015 (File No. 1-7221))” with the following exhibit, titled Exhibit (b)(1):

“Indenture related to 2% Convertible Senior Notes due 2020 (incorporated by reference to Exhibit 10.1 to Motorola Solutions’ Current Report on Form 8-K filed on August 26, 2015 (File No. 1-7221))”

Item 12 of the Schedule TO is further amended by adding the following exhibits as Exhibits (b)(2), (d)(1)(NNN) and (d)(1)(OOO), respectively:

“Form of 2% convertible Senior Notes Due 2020 (included in Exhibit (b)(1))

Form of Performance Option Award Agreement (non-CEO) (incorporated by reference to Exhibit 10.3 to Motorola Solutions’ Current Report on Form 8-K filed on August 26, 2015 (File No. 1-7221))

Form of Performance Option Award Agreement (non-CEO) (incorporated by reference to Exhibit 10.4 to Motorola Solutions’ Current Report on Form 8-K filed on August 26, 2015 (File No. 1-7221))”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 26, 2015

MOTOROLA SOLUTIONS, INC.

By:	/s/ Gino Bonanotte
	Name:	Gino Bonanotte
	Title:	Executive Vice President and Chief Financial Officer

Exhibit Index

EXHIBIT NUMBER	DESCRIPTION

(a)(1)(A)*	Offer to Purchase, dated August 7, 2015.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated August 7, 2015.

(a)(1)(E)*	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated August 7, 2015.

(a)(1)(F)*	Summary Advertisement, dated August 7, 2015.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press release announcing the Silver Lake Transaction, dated August 5, 2015 (incorporated by reference to Exhibit 99.1 to Motorola Solutions’ Current Report on Form 8-K filed on August 5, 2015 (File No. 1-7221)).

(a)(5)(B)	Press Release announcing financial results for the quarter ended July 4, 2015, dated August 5, 2015 (incorporated by reference to Exhibit 99.2 to Motorola Solutions’ Current Report on Form 8-K filed on August 5, 2015 (File No. 1-7221)).

(a)(5)(C)	Email from Gregory Q. Brown to Motorola Solutions, Inc. employees, dated August 5, 2015 (incorporated by reference to Exhibit 99.1 to Motorola Solutions’ Schedule TO-C filed on August 5, 2015 (File No. 5-16011)).

(a)(5)(D)	Information fact sheet for Motorola Solutions, Inc. employees, dated August 5, 2015 (incorporated by reference to Exhibit 99.2 to Motorola Solutions’ Schedule TO-C filed on August 5, 2015 (File No. 5-16011)).

(a)(5)(E)	Earnings call presentation, dated August 5, 2015 (incorporated by reference to Exhibit 99.3 to Motorola Solutions’ Schedule TO-C filed on August 5, 2015 (File No. 5-16011)).

(a)(5)(F)	Earnings call transcript, dated August 5, 2015 (incorporated by reference to Exhibit 99.4 to Motorola Solutions’ Schedule TO-C filed on August 5, 2015 (File No. 5-16011)).

(a)(5)(G)*	Press release announcing the commencement of the tender offer, dated August 7, 2015.

(a)(5)(H)*	Transcript of Gregory Q. Brown’s interview with Bloomberg, dated August 7, 2015.

(a)(5)(I)*	Transcript of Gregory Q. Brown’s interview with CNBC, dated August 7, 2015.

(b)(1)	Indenture related to 2% Convertible Senior Notes due 2020 (incorporated by reference to Exhibit 10.1 to Motorola Solutions’ Current Report on Form 8-K filed on August 26, 2015 (File No. 1-7221)).

(b)(2)	Form of 2% convertible Senior Notes Due 2020 (included in Exhibit (b)(1))

(d)(1)(B)	Stock Purchase Agreement, dated as of November 4, 2014, by and among Motorola Solutions, Inc. and ValueAct (incorporated by reference to Exhibit 10.1 to Motorola Solutions’ Current Report on Form 8-K filed on November 5, 2014 (File No. 1-7221)).

(d)(1)(C)	Motorola Solutions Omnibus Incentive Plan of 2006, as amended and restated November 8, 2011 (incorporated by reference to Exhibit 10.10 to Motorola Solutions’ Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (File No. 1-7221)).

(d)(1)(D)	Form of Motorola Solutions, Inc. Award Document-Terms and Conditions Related to Employee Nonqualified Stock Options for grants to Section 16 Officers on or after May 6, 2013 (incorporated by reference to Exhibit 10.2 to Motorola Solutions’ Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2013 (File No. 1-7221)).

EXHIBIT NUMBER	DESCRIPTION

(d)(1)(E)	Form of Motorola Solutions Inc. Award Document-Terms and Conditions Related to Employee Nonqualified Stock Options relating to the Motorola Solutions Omnibus Incentive Plan of 2006 for grants on or after February 3, 2014 (incorporated by reference to Exhibit 10.9 to Motorola Solutions’ Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (File No. 1-7221)).

(d)(1)(F)	Form of Motorola Solutions Inc. Award Document-Terms and Conditions Related to Employee Nonqualified Stock Options relating to the Motorola Solutions Omnibus Incentive Plan of 2006 for grants on or after January 4, 2011 (incorporated by reference to Exhibit 10.11 to Motorola Solutions’ Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (File No. 1-7221)).

(d)(1)(G)	Form of Motorola, Inc. Award Document-Terms and Conditions Related to Employee Nonqualified Stock Options relating to the Motorola Solutions Omnibus Incentive Plan of 2006 for grants from August 1, 2009 to January 3, 2011 (incorporated by reference to Exhibit 10.1 to Motorola Inc.’s Quarterly Report on Form 10-Q for the fiscal quarter ended July 4, 2009 (File No. 1-7221)).

(d)(1)(H)	Form of Motorola, Inc. Award Document-Terms and Conditions Related to Employee Nonqualified Stock Options relating to the Motorola Solutions Omnibus Incentive Plan of 2006 for grants from May 6, 2008 to August 1, 2009 (incorporated by reference to Exhibit 10.54 to Motorola Inc.’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 29, 2008 (File No. 1-7221)).

(d)(1)(I)	Form of Motorola, Inc. Award Document-Terms and Conditions Related to Employee Nonqualified Stock Options relating to the Motorola Solutions Omnibus Incentive Plan of 2006 for grants from February 11, 2007 to May 4, 2008 (incorporated by reference to Exhibit 10.37 to Motorola Inc.’s Current Report on Form 8-K filed on February 15, 2007 (File No. 1-7221)).

(d)(1)(J)	Form of Motorola Solutions Stock Option Consideration Agreement for grants on or after February 3, 2014 (incorporated by reference to Exhibit 10.14 to Motorola Solutions’ Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (File No. 1-7221)).

(d)(1)(K)	Form of Motorola Solutions Stock Option Consideration Agreement for grants on or after January 4, 2011 (incorporated by reference to Exhibit 10.15 to Motorola Solutions’ Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (File No. 1-7221)).

(d)(1)(L)	Form of Motorola, Inc. Stock Option Consideration Agreement for grants from May 6, 2008 to January 3, 2011 (incorporated by reference to Exhibit 10.56 to Motorola Inc.’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 29, 2008 (File No. 1-7221)).

(d)(1)(M)	Form of Motorola, Inc. Stock Option Consideration Agreement for grants from February 27, 2007 to May 5, 2008 (incorporated by reference to Exhibit 10.4 to Motorola Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (File No. 1-7221)).

(d)(1)(N)	Form of Motorola Solutions, Inc. Restricted Stock Unit Agreement relating to the Motorola Solutions Omnibus Incentive Plan of 2006 for grants to Section 16 Officers on or after May 6, 2013 (incorporated by reference to Exhibit 10.1 to Motorola Solutions’ Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2013 (File No. 1-7221)).

(d)(1)(O)	Form of Motorola Solutions, Inc. Restricted Stock Unit Agreement relating to the Motorola Solutions Omnibus Incentive Plan of 2006 for grants to Appointed Vice Presidents and Elected Officers on or after February 3, 2014 (incorporated by reference to Exhibit 10.19 to Motorola Solutions’ Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (File No. 1-7221)).

EXHIBIT NUMBER	DESCRIPTION

(d)(1)(P)	Form of Motorola Solutions, Inc. Restricted Stock Unit Agreement relating to the Motorola Solutions Omnibus Incentive Plan of 2006 for grants to Appointed Vice Presidents and Elected Officers on or after January 4, 2011 (incorporated by reference to Exhibit 10.18 to Motorola Solutions’ Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (File No. 1-7221)).

(d)(1)(Q)	Form of Motorola, Inc. Restricted Stock Unit Agreement relating to the Motorola Solutions Omnibus Incentive Plan of 2006 for grants to Appointed Vice Presidents and Elected Officers from August 1, 2009 to May 4, 2010 (incorporated by reference to Exhibit 10.2 to Motorola, Inc.’s Quarterly Report on Form 10-Q for the fiscal quarter ended July 4, 2009 (File No. 1-7221)).

(d)(1)(R)	Motorola Solutions, Inc. Amended Award Document-Terms and Conditions Related to Employee Nonqualified Stock Options and Addendum A Motorola Solutions, Inc. Award Document-Terms and Conditions Related to Employee Stock Appreciation Rights, relating to the Motorola Solutions Omnibus Incentive Plan of 2006 for a grant on February 22, 2011 to Gregory Q. Brown. (incorporated by reference to Motorola Solutions’ Quarterly Report on Form 10-Q for the fiscal quarter ended April 2, 2011 (File No. 1-7221)).

(d)(1)(S)	Form of Motorola Solutions Award Document-Terms and Conditions Related to Employee Nonqualified Stock Options for Gregory Q. Brown, relating to the Motorola Solutions Omnibus Incentive Plan of 2006 for grant on February 1, 2011 pursuant to the terms of the Employment Agreement dated August 27, 2008, as amended, by and between Motorola, Inc. and Gregory Q. Brown (incorporated by reference to Exhibit 10.24 to Motorola Solutions’ Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (File No. 1-7221)).

(d)(1)(T)	Form of Motorola Solutions Award Document-Terms and Conditions Related to Employee Nonqualified Stock Options for Gregory Q. Brown, relating to the Motorola Solutions Omnibus Incentive Plan of 2006 for grants on or after January 4, 2011 (incorporated by reference to Exhibit 10.25 to Motorola Solutions’ Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (File No. 1-7221)).

(d)(1)(U)	Form of Motorola, Inc. Award Document-Terms and Conditions Related to Employee Nonqualified Stock Options for Gregory Q. Brown, relating to the Motorola Omnibus Incentive Plan of 2006 for grants from May 7, 2009 to January 3, 2011 (incorporated by reference to Exhibit 10.13 to Motorola, Inc.’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 4, 2009 (File No. 1-7221)).

(d)(1)(V)	Form of Motorola Solutions Stock Option Consideration Agreement for Gregory Q. Brown for grants on or after January 4, 2011 under the Motorola Solutions Omnibus Incentive Plan of 2006 (incorporated by reference to Exhibit 10.27 to Motorola Solutions’ Annual Report on Form 10-K for the fiscal year ended December 31, 2010) (File No. 1-7221)).

(d)(1)(W)	Form of Motorola, Inc. Stock Option Consideration Agreement for Gregory Q. Brown for grants from May 7, 2009 to January 3, 2011 under the Motorola Solutions Omnibus Incentive Plan of 2006 (incorporated by reference to Exhibit 10.14 to Motorola, Inc.’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 4, 2009 (File No. 1-7221)).

(d)(1)(X)	Motorola, Inc. Award Document for the Motorola Solutions Omnibus Incentive Plan of 2006, Terms and Conditions Related to Employee Nonqualified Stock Options granted to Gregory Q. Brown on January 31, 2008 (Market-based vesting) (incorporated by reference to Exhibit 10.9 to Motorola, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (File No. 1-7221)).

EXHIBIT NUMBER	DESCRIPTION

(d)(1)(Y)	Form of Motorola, Inc. Stock Option Consideration Agreement for Gregory Q. Brown for grants from January 31, 2008 to May 6, 2009 under the Motorola Solutions Omnibus Incentive Plan of 2006 (incorporated by reference to Exhibit 10.10 to Motorola, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (File No. 1-7221)).

(d)(1)(Z)	Form of Motorola Solutions, Inc. Restricted Stock Unit Award Agreement for Gregory Q. Brown under the Motorola Solutions Omnibus Incentive Plan of 2006 for grants on or after January 4, 2011 (incorporated by reference to Exhibit 10.32 to Motorola Solutions’ Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (File No. 1-7221)).

(d)(1)(AA)	Form of Motorola Solutions Deferred Stock Units Agreement between Motorola Solutions, Inc. and its non-employee directors, relating to the deferred stock units issued in lieu of cash compensation to directors under the Motorola Solutions Omnibus Incentive Plan of 2006, for acquisitions on or after January 1, 2012 (incorporated by reference to Exhibit 10.37 to Motorola Solutions’ Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (File No. 1-7221)).

(d)(1)(BB)	Form of Motorola Solutions Deferred Stock Units Agreement between Motorola Solutions, Inc. and its non-employee directors, relating to the deferred stock units issued in lieu of cash compensation to directors under the Motorola Solutions Omnibus Incentive Plan of 2006, for acquisitions on or after January 4, 2011 (incorporated by reference to Exhibit 10.37 to Motorola Solutions’ Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (File No. 1-7221)).

(d)(1)(CC)	Form of Deferred Stock Units Agreement between Motorola, Inc. and its non-employee directors, relating to the deferred stock units issued in lieu of cash compensation to directors under the Motorola Omnibus Incentive Plan of 2006 or any successor plan, for acquisitions from February 11, 2007 to January 3, 2011 (incorporated by reference to Exhibit 10.8 to Motorola, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (File No. 1-7221)).

(d)(1)(DD)	Form of Motorola Solutions Deferred Stock Units Award between Motorola Solutions, Inc. and its non-employee directors under the Motorola Solutions Omnibus Incentive Plan of 2006 or any successor plan for grants on or after January 1, 2012 (incorporated by reference to Exhibit 10.40 to Motorola Solutions’ Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (File No. 1-7221)).

(d)(1)(EE)	Form of Motorola Solutions Deferred Stock Units Award between Motorola Solutions, Inc. and its non-employee directors under the Motorola Solutions Omnibus Incentive Plan of 2006 or any successor plan for grants on or after January 4, 2011 (incorporated by reference to Exhibit 10.39 to Motorola Solutions’ Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (File No. 1-7221)).

(d)(1)(FF)	Form of Deferred Stock Units Award between Motorola, Inc. and its non-employee directors under the Motorola Omnibus Incentive Plan of 2006 or any successor plan for grants from February 11, 2007 to January 3, 2011 (incorporated by reference to Exhibit 10.9 to Motorola, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (File No. 1-7221)).

(d)(1)(GG)	Motorola Omnibus Incentive Plan of 2003, as amended through May 4, 2009 (incorporated by reference to Exhibit 10.6 to Motorola, Inc.’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 4, 2009 (File No. 1-7221)).

EXHIBIT NUMBER	DESCRIPTION

(d)(1)(HH)	Motorola Omnibus Incentive Plan of 2002, as amended through May 4, 2009 (incorporated by reference to Exhibit 10.7 to Motorola, Inc.’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 4, 2009 (File No. 1-7221)).

(d)(1)(II)	Motorola Omnibus Incentive Plan of 2000, as amended through May 4, 2009 (incorporated by reference to Exhibit 10.8 to Motorola, Inc.’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 4, 2009 (File No. 1-7221)).

(d)(1)(JJ)	Motorola Compensation/Acquisition Plan of 2000, as amended through May 4, 2009 (incorporated by reference to Exhibit 10.10 to Motorola, Inc.’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 4, 2009 (File No. 1-7221)).

(d)(1)(KK)	Motorola Amended and Restated Incentive Plan of 1998, as amended through May 4, 2009 (incorporated by reference to Exhibit 10.9 to Motorola, Inc.’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 4, 2009 (File No. 1-7221)).

(d)(1)(LL)	Form of Motorola, Inc. Award Document-Terms and Conditions Related to Non-Employee Director Nonqualified Stock Options relating to the Motorola Omnibus Incentive Plan of 2002 (incorporated by reference to Exhibit 10.2 to Motorola, Inc.’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 30, 2002 (File No. 1-7221)).

(d)(1)(MM)	Form of Motorola, Inc. Award Document-Terms and Conditions Related to Employee Nonqualified Stock Options, relating to the Motorola Omnibus Incentive Plan of 2003, the Motorola Omnibus Incentive Plan of 2002, the Motorola Omnibus Incentive Plan of 2000, the Motorola Amended and Restated Incentive Plan of 1998 and the Motorola Compensation/Acquisition Plan of 2000 for grants on or after May 2, 2005 (incorporated by reference to Exhibit 10.46 to Motorola, Inc.’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 2, 2005 (File No. 1-7221)).

(d)(1)(NN)	Form of Deferred Stock Units Agreement between Motorola, Inc. and its non-employee directors, relating to the deferred stock units issued in lieu of cash compensation to directors under the Motorola Omnibus Incentive Plan of 2003 or any successor plan, for acquisitions from January 1, 2006 to February 11, 2007 (incorporated by reference to Exhibit No. 10.25 to Motorola, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (File No. 1-7221)).

(d)(1)(OO)	Motorola Non-Employee Directors Stock Plan, as amended and restated on May 6, 2003 (incorporated by reference to Exhibit 10.20 to Motorola, Inc.’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 29, 2003 (File No. 1-7221)).

(d)(1)(PP)	Motorola Solutions Executive Officer Short Term Incentive Plan dated January 17, 2013 (effective January 1, 2013) (incorporated by reference to Exhibit 10.50 to Motorola Solutions’ Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (File No. 1-7221)).

(d)(1)(QQ)	Motorola Solutions Executive Officer Short Term Incentive Plan Term Sheet (incorporated by reference to Exhibit 10.51 to Motorola Solutions’ Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (File No. 1-7221)).

(d)(1)(RR)	Motorola Solutions Long Range Incentive Plan (LRIP), as Amended and Restated January 26, 2012 (incorporated by reference to Exhibit 10.53 to Motorola Solutions’ Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (File No. 1-7221)).

(d)(1)(SS)	2014-2016 Performance Measures under the Motorola Solutions Long Range Incentive Plan (LRIP), as Amended and Restated January 26, 2012 (incorporated by reference to Exhibit 10.55 to Motorola Solutions’ Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (File No. 1-7221)).

EXHIBIT NUMBER	DESCRIPTION

(d)(1)(TT)	2013-2015 Performance Measures under the Motorola Solutions Long Range Incentive Plan (LRIP), as Amended and Restated January 26, 2012 (incorporated by reference to Exhibit 10.1 to Motorola Solutions’ Quarterly Report on Form 10-Q for the fiscal quarter ended March 30, 2013 (File No. 1-7221)).

(d)(1)(UU)	2012-2014 Performance Measures under the Motorola Solutions Long Range Incentive Plan (LRIP), as Amended and Restated January 26, 2012 (incorporated by reference to Exhibit 10.54 to Motorola Solutions’ Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (File No. 1-7221)).

(d)(1)(VV)	Motorola Solutions Management Deferred Compensation Plan (As Amended and Restated Effective as of June 1, 2013) (incorporated by reference to Exhibit 10.1 to Motorola Solutions’ Current Report on Form 8-K filed on June 5, 2013 (File No. 1-7221)).

(d)(1)(WW)	Motorola Solutions Management Deferred Compensation Plan, as amended and restated effective as of December 1, 2010, as amended January 4, 2011 (incorporated by reference to Exhibit 10.57 to Motorola Solutions’ Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (File No. 1-7221)).

(d)(1)(XX)	Arrangement for directors’ fees for non-employee directors (description incorporated by reference from the information under the caption “How the Directors are Compensated” of Motorola Solutions’ Proxy Statement for the Annual Meeting of Stockholders held on May 18, 2015 (“Motorola Solutions’ Proxy Statement”)).

(d)(1)(YY)	Description of Insurance covering non-employee directors and their spouses (including a description incorporated by reference from the information under the caption “Director Retirement Plan and Insurance Coverage” of the Motorola Solutions’ Proxy Statement) (incorporated by reference to Exhibit 10.57 to Motorola Solutions’ Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (File No. 1-7221)).

(d)(1)(ZZ)	Employment Agreement dated August 27, 2008 by and between Motorola, Inc. and Gregory Q. Brown (incorporated by reference to Exhibit 10.1 to Motorola, Inc.’s Current Report on Form 8-K filed on August 29, 2008 (File No. 1-7221)).

(d)(1)(AAA)	Amendment made on December 15, 2008 to the Employment Agreement dated August 27, 2008 by and between Motorola, Inc. and Gregory Q. Brown (incorporated by reference to Exhibit No. 10.50 to Motorola, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (File No. 1-7221)).

(d)(1)(BBB)	Second Amendment, dated May 28, 2010, to the Employment Agreement dated August 27, 2008, as amended, by and between Motorola, Inc. and Gregory Q. Brown (incorporated by reference to Exhibit 10.1 to Motorola, Inc.’s Current Report on Form 8-K filed on May 28, 2010 (File No. 1-7221)).

(d)(1)(CCC)	Third Amendment, dated March 10, 2014, to the Employment Agreement dated August 27, 2008, as amended, by and between Motorola Solutions, Inc. and Gregory Q. Brown (incorporated by reference to Exhibit 10.1 to Motorola Solutions Current Report on Form 8-K filed on March 13, 2014 (File No. 1-7221)).

(d)(1)(DDD)	Motorola Solutions, Inc. Separation Agreement and General Release between Motorola Solutions, Inc. and Eugene A. Delaney, dated as of June 13, 2013 (incorporated by reference to Exhibit 10.1 to Motorola Solutions’ Current Report on Form 8-K filed on June 14, 2013 (File No. 1-7221)).

EXHIBIT NUMBER	DESCRIPTION

(d)(1)(EEE)	Motorola Solutions, Inc. 2011 Senior Officer Change in Control Severance Plan, as amended and restated November 13, 2014 (incorporated by reference to Exhibit 10.54 to Motorola Solutions’ Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (File No. 1-7221)).

(d)(1)(FFF)	Motorola Solutions, Inc. 2011 Executive Severance Plan, as amended and restated November 13, 2014 (incorporated by reference to Exhibit 10.55 to Motorola Solutions’ Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (File No. 1-7221)).

(d)(1)(GGG)	Form of Motorola Solutions, Inc. Performance Option Award Agreement for grants to Section 16 Officers on or after March 9, 2015 (incorporated by reference to Exhibit 10.1 to Motorola Solutions’ Current Report on Form 8-K filed on March 11, 2015 (File No. 1-7221)).

(d)(1)(HHH)	Form of Motorola Solutions, Inc. Market Stock Unit Agreement for grants to Section 16 Officers on or after March 9, 2015 (incorporated by reference to Exhibit 10.2 to Motorola Solutions’ Current Report on Form 8-K filed on March 11, 2015 (File No. 1-7221)).

(d)(1)(III)	Form of Motorola Solutions, Inc. Performance Option Award Agreement for grants to Gregory Q. Brown on or after March 9, 2015 (incorporated by reference to Exhibit 10.3 to Motorola Solutions’ Current Report on Form 8-K filed on March 11, 2015 (File No. 1-7221)).

(d)(1)(JJJ)	Form of Motorola Solutions, Inc. Market Stock Unit Agreement for grants to Gregory Q. Brown on or after March 9, 2015 (incorporated by reference to Exhibit 10.4 to Motorola Solutions’ Current Report on Form 8-K filed on March 11, 2015 (File No. 1-7221)).

(d)(1)(KKK)	Motorola Solutions Long Range Incentive Plan (LRIP), as Amended and Restated February 11, 2015 (incorporated by reference to Exhibit 10.5 to Motorola Solutions’ Quarterly Report on Form 10-Q for the fiscal quarter ended on April 4, 2015 (File No. 1-7221)).

(d)(1)(LLL)	2015-2017 Performance Measures under the Motorola Solutions Long Range Incentive Plan (LRIP), as Amended and Restated February 11, 2015 (incorporated by reference to Exhibit 10.6 to Motorola Solutions’ Quarterly Report on Form 10-Q for the fiscal quarter ended on April 4, 2015 (File No. 1-7221)).

(d)(1)(MMM)	Motorola Solutions Omnibus Incentive Plan of 2015, effective May 18, 2015 (an amendment and restatement of the Motorola Solutions Omnibus Incentive Plan of 2006) (incorporated by reference to Exhibit 10.1 to Motorola Solutions’ Current Report on Form 8-K filed on May 21, 2015 (file No. 1-7221)).

(d)(1)(NNN)	Investment Agreement by and among Motorola Solutions, Inc., Silver Lake Partners IV, L.P. and Silver Lake Partners IV Cayman (AIV II), L.P., dated as of August 4, 2015 (incorporated by reference to Exhibit 10.1 to Motorola Solutions’ Current Report on Form 8-K filed on August 5, 2015 (file No. 1-7221)).

(d)(1)(OOO)	Form of Performance Option Award Agreement (non-CEO) (incorporated by reference to Exhibit 10.3 to Motorola Solutions’ Current Report on Form 8-K filed on August 26, 2015 (File No. 1-7221)).

(d)(1)(PPP)	Form of Performance Option Award Agreement (non-CEO) (incorporated by reference to Exhibit 10.4 to Motorola Solutions’ Current Report on Form 8-K filed on August 26, 2015 (File No. 1-7221)).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed